Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "PRESEND SPV LLC", FILED IN THIS OFFICE ON THE SIXTH DAY OF NOVEMBER, A.D. 2023, AT 3:52 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

2591219 8100
SR# 20233907284

Authentication: 204533042
Date: 11-06-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:52 PM 11/06/2023
FILED 03:52 PM 11/06/2023
SR 20233907284 - File Number 2591219

State *of* Delaware Limited Liability Company Certificate *of* Formation *for* PreSend SPV LLC

First: The name of the limited liability company is PreSend SPV LLC.

Second: The name and address information of the company's registered agent and office in the State of Delaware is:

Legalinc Corporate Services Inc.
651 N. Broad St.
Suite 201
Middletown, DE 19709

Third: The latest date on which the limited liability company is to dissolve is perpetual.

Fourth: The limited liability company shall be vested in the managers who shall be chosen in the manner provided in the limited liability company agreement

In Witness Whereof, the undersigned has executed this Certificate of Formation of PreSend SPV LLC on November 06, 2023.

Joyce Woods, Organizer